June 2012
Pricing Sheet dated June 28, 2012 relating to
Preliminary Terms No. 8 dated June 21, 2012
Registration Statement No. 333-177923
Filed pursuant to Rule 433

JPMorgan Chase & Co.

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due July 3, 2013
Based on the Performance of the Common Stock of Las Vegas Sands Corp.

PRICING TERMS – June 28, 2012	
Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common Stock of Las Vegas Sands Corp.
Aggregate principal amount:	$11,711,300
Stated principal amount:	$10 per security
Issue price:	$10 per security (see "Commissions and Issue Price" below)
Pricing date:	June 28, 2012
Original issue date:	July 3, 2012 (3 business days after the pricing date)
Maturity date:	July 3, 2013, subject to adjustments for certain market disruption events and as described under "Description of the Securities — Payment at Maturity" in the accompanying product supplement no. MS-4-I.
Early redemption:	If, on any of the first three determination dates, the closing price of the underlying stock is **greater than or equal to** the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:	- If, on any determination date, the closing price or the final stock price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.4688 (4.6875% of the stated principal amount) per security on the related contingent payment date. - If, on any determination date, the closing price or the final stock price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.
Determination dates:	September 28, 2012, December 28, 2012, March 28, 2013 and June 28, 2013, subject to postponement for non-trading days and certain market disruption events. We also refer to June 28, 2013 as the final determination date.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final stock price is **greater than or equal to** the downside threshold level: (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date • If the final stock price is **less than** the downside threshold level: (i) a number of shares of the underlying stock equal to the exchange ratio as of the final determination date, or (ii) at our option, the cash value of such shares as of the final determination date
Exchange ratio:	0.23646, which is the stated principal amount *divided* by the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Downside threshold level:	$29.603, which is equal to 70% of the initial stock price, subject to adjustment in the event of certain corporate events affecting the underlying stock
Initial stock price:	$42.29, which is the closing price of the underlying stock on the pricing date *divided* by the adjustment factor
Final stock price:	The closing price of the underlying stock on the final determination date
Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the underlying stock
CUSIP/ISIN:	48126E800/ US48126E8003
Listing:	The securities will not be listed on any securities exchange.
Agent:	JPMorgan Securities LLC ("JPMS")

Commissions and issue price:	**Price to Public**[(1)]	**Fees and Commissions**[(2)]	**Proceeds to Issuer**
Per security	$10.00	$0.15	$9.85
Total	$11,711,300.00	$175,669.50	$11,535,630.50

(1) The price to the public includes the estimated cost of hedging our obligations under the securities through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds and Hedging" beginning on PS-37 of the accompanying product supplement no. MS-4-I.

(2) JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.15 per $10 stated principal amount security and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC.. See "Underwriting (Conflicts of Interest)" beginning on page PS-63 of the accompanying product supplement no. MS-4-I.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, related product supplement no. MS-4-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary terms no. 8 dated June 21, 2012: http://www.sec.gov/Archives/edgar/data/19617/000095010312003192/crt-dp31246_fwp.pdf
Product supplement no. MS-4-I dated December 27, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211008357/e46666_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

JPMorgan Chase & Co.

Contingent Income Auto-Callable Securities due July 3, 2013
Based on the Performance of the Common Stock of Las Vegas Sands Corp.

Please refer to the "Recent Developments" section below in connection with recent events relating to JPMorgan Chase & Co. and its credit risk. This section replaces the section entitled "Recent Developments" included in the accompanying preliminary pricing terms. In addition, the risk factor entitled "The Securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Securities." that is included in the accompanying preliminary pricing terms is hereby deemed deleted in its entirety and replaced with the section entitled "Supplemental Risk Factors — The Securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Securities" below.

Recent Developments

On June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the Securities. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011 and "Supplemental Risk Factor — The Securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Securities" below for further discussion.

These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office's synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the Securities. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011; and "Supplemental Risk Factor — The Securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Securities." below for further discussion.

Supplemental Risk Factor

The Securities are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Securities**.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the Securities at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the market value of the Securities. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the Securities. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.

These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the Securities. See "Recent Developments" above; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and "Risk Factors — Risk Management — JPMorgan Chase's framework for managing risks may not be effective in mitigating risk and loss to the Firm" in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.